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MAR 02 2017
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SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENAISSANCE CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 MASON STREET
(No. and Street)

GREENWICH, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM K. SMITH 203-622-2978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR, SUITE 50B (Address) SOUTHFIELD, (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM K. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENAISSANCE CAPITAL INVESTMENTS, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William K. Smith
Signature

PRESIDENT
Title

Deborah Iobbi
Notary Public

Deborah Iobbi
NOTARY PUBLIC
State of Connecticut
My Commission Expires 5/31/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Renaissance Capital Investments, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Renaissance Capital Investments, Inc. financial statements. Supplemental Information is the responsibility of Renaissance Capital Investments, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

RENAISSANCE CAPITAL INVESTMENTS, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
10100 · Cash & Equivalents	
10110 · Wells Fargo Checking 4526	25,396.30
10120 · Wells Fargo Money Market 1293	139,568.36
Total 10100 · Cash & Equivalents	164,964.66
Total Checking/Savings	164,964.66
Total Current Assets	164,964.66
TOTAL ASSETS	**164,964.66**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
25100 · Accrued Expenses	2,500.00
Total Other Current Liabilities	2,500.00
Total Current Liabilities	2,500.00
Total Liabilities	2,500.00
Equity	
38000 · Retained Earnings	168,974.73
Net Income	(6,510.07)
Total Equity	162,464.66
TOTAL LIABILITIES & EQUITY	**164,964.66**

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2016

		Jan - Dec 16
Ordinary Income/Expense		
Expense		
6640 · Professional Fees		
6650 · Accounting Expense	4,999.95	
Total 6640 · Professional Fees		4,999.95
6680 · Regulatory Expenses		
6682 · FINRA Assessment	1,650.00	
Total 6680 · Regulatory Expenses		1,650.00
Total Expense		6,649.95
Net Ordinary Income		(6,649.95)
Other Income/Expense		
Other Income		
7010 · Interest & Dividend Income		139.88
Total Other Income		139.88
Net Other Income		139.88
Net Income		**(6,510.07)**

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	(6,510.07)
Adjustments to reconcile Net Income to net cash provided by operations:	
25100 · Accrued Expenses	1,499.95
Net cash provided by Operating Activities	(5,010.12)
Net cash increase for period	(5,010.12)
Cash at beginning of period	169,974.78
Cash at end of period	**164,964.66**

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2016	$ -	$ 168,974	$ 168,974
Net Income FYE December 31, 2016	0	(6,510)	(6,510)
Member Contributions	0	0	0
Member Distributions	0	0	0
Prior Period Adjustment	0	0	0
Balance at December 31, 2016	$ -	$ 162,464	$ 162,464

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2016

Renaissance Capital Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The firm is authorized to operate as broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation. Securities transactions are recorded on settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially than trade date basis. The firm clears its customer's transactions through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule 17a-S(b).

Description of Business

The Company, located in Greenwich, Connecticut, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 1Sc3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Renaissance Capital Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Income Taxes

Effective January 1, 2002, the Company elected "C" corporation status for federal income tax purposes. Under "C" corporation regulations, net income or loss is reportable for tax purposes by the co proration

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalent s. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report .

Concentrations

The Company has revenue concentrations; the company specializes in sales of equity research.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which isthe date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the relate d net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

Renaissance Capital Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE E - SIPC RECONCILIATION

SEA Rule 17a-S(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion- from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-S(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F- OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Supplementary

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

Renaissance Capital Investments, Inc.
Supplemental Schedules required by Rule 17a-5
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity		$ 162,464.00
Nonallowable assets		
Property and Equipment	0.00	
Accounts Receivable - other	0.00	0.00
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net Allowable Capital		$ 162,464.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percent of aggregate indebedness	$ 166.75
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess Net Capital	$ 62,464.00

Computation of Aggregate Indebedness

Total Aggregate Indebedness	$ 2,500.00
Percent of aggregate indebedness to net capital	1.54%

Reconcilliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 162,464.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Nonallowable Assets	0.00
Change in Haircuts	0.00
Change in undue Concentration	0.00
NCC per Audit	$162,464.00
Reconciled Difference	$0.00

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year-Ended December 31, 2016

<u>Exemptive Provisions Rule 15c3-3</u>

The company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

<u>Statement of Changes in Liabilities Subordinated to the Claims of General Creditors</u>

Balance of claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-l. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $162,464 which was $62,464 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.54%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-l. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Renaissance Capital Investments, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Renaissance Capital
The IPO Expert

Renaissance Capital
165 Mason Street
Greenwich, CT
06830

[illegible]
[illegible]

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Renaissance Capital Investments, Inc. has complied with Exemption Rule 15c3-3 (k) (1) for the period of January 1, 2016 through December 31, 2016. Renaissance Capital Investments, Inc. did not hold customer securities or funds at any time during this period and does research and investing in publicly traded equities. Renaissance Capital Investments, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, January 18, 1991.

William K. Smith, the president of Renaissance Capital Investments, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

William K. Smith has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Renaissance Capital Investments, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (203) 622-2978.

Very truly yours,

Renaissance Capital Investments, Inc.

William K. Smith

President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Renaissance Capital Investments, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Renaissance Capital Investments, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Renaissance Capital Investments, Inc.'s management is responsible for Renaissance Capital Investments, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $(102.90).

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Renaissance Capital Investments, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017

Renaissance Capital Investments, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr ., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Renaissance Capital Investments, Inc.
165 Mason Street
Greenwich, CT 06830

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Renaissance Capital Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Renaissance Capital Investments, Inc. claimed an exemption from 17 C.F.R. § 1Sc3-3(k)(l), and (2) Renaissance Capital Investments, Inc. stated that Renaissance Capital Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Renaissance Capital Investments, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Renaissance Capital Investments, Inc. compliance with the exemption provisions. A rev iew is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management' s statements reterred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(l) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

<u>Auditors Review of Exemption Report Pursuant to SEA Rule 17 a-5(dH1HiHBH2l</u>